ETP – REGENCY MERGER: KEY HIGHLIGHTS
13
ETP has executed a definitive agreement to merge with Regency in an all unit transaction
– 0.4066 ETP common units per Regency LP unit plus an additional $0.32 per Regency LP unit in the form of an amount of ETP common units (as determined by the ETP common unit price prior to closing of the merger)
– Implied premium at announcement:
• 13% to Regency’s closing price on January 23, 2015
• 15% to Regency’s 3-day VWAP ending January 23, 2015
ETP will guarantee Regency’s outstanding debt and will refinance Regency’s outstanding revolver borrowings
– $6.6 billion of debt at December 31, 2014
– Regency’s revolver to be terminated at closing
– Assuming an upgrade to investment grade ratings, there is no change of control triggered to Regency’s notes
All three rating agencies have affirmed ETP’s credit ratings and put Regency on review for upgrade to an investment grade rating at closing of merger
Expected to be breakeven to distributable cash flow per unit for ETP in 2015 and accretive in 2016 and beyond
ETE will provide to ETP $320 million of total IDR subsidies over 5 years
– $80 million IDR subsidy for the first full year after closing and $60 million per year for the following 4 years
ETE and ETP have also agreed to vote their 94.8 million Regency units in support of the merger
Merger subject to customary approvals
– Regency unitholder vote (simple majority of outstanding units)
– HSR clearance
Expect transaction to close in 2Q15
Merger takes ETP to the next level and creates long term value for all unitholders
(1) Based on market data as of 1/23/15
Filed by Energy Transfer Partners, L.P.
Pursuant to Rule 425 under the
Subject Company: Regency Energy Partners LP
Commission File No.: 001-35262
On February 25, 2015, members of management of Energy Transfer Equity, L.P. (“ETE”), which owns the general partner of Energy Transfer Partners,
L.P. (“ETP”), made a presentation to analysts at the Credit Suisse 20 th
Annual Energy Summit held in Vail, Colorado. The following is a portion of the presentation materials relating to the Partnership’s proposed merger with Regency Energy Partners LP (“Regency”).
********
Commission File No.: 001-11727
Securities Act of 1933, as amended

ETP – REGENCY MERGER: STRATEGIC CONSIDERATIONS

(1) Source: Baker Hughes
(2) Source: EIA
(3) Lone Star is owned 70% by ETP and 30% by Regency
A “win–win” for all stakeholders
LEADING POSITIONS
IN THE MOST
ATTRACTIVE
BASINS IN THE US
WORLD CLASS
MIDSTREAM
FOOTPRINT
COMPLEMENTARY
ASSETS WITH
SIGNIFICANT
GROWTH
OPPORTUNITIES
SIGNIFICANT LONG-
TERM VALUE
CREATION
• Strong positions in Permian, Eagle Ford, Marcellus and Utica basins
– Active in 9 of the top 10 basins by active rig count (1)
– Top 3 regions by oil production and top 3 regions by gas production (2)
• Adds diversity and leadership positions in substantially all major basins/plays
• Combines strong Permian Basin / Eagle Ford positions to create the premier franchise
• Provides additional customer relationships with some of the most active operators in each basin
• Current combined gathering and processing throughput of 8.7 Bcf/d
• Significant organic growth project opportunities
– 2015 pro forma growth capex of ~$4.9 billion
• Additional NGL production and volumes to support Lone Star’s (3) leading NGL position in Mont Belvieu
• Incremental natural gas volumes for ETP’s intrastate natural gas system
• Substantial cost savings and efficiencies
• Higher long-term distribution growth profile than ETP stand-alone
• Provides immediate and long-term value to Regency unitholders

ETP – REGENCY MERGER: KEY TAKEAWAYS

• The merger of ETP and Regency creates benefits for ETE
– Immediate increase in overall cash flow and long-term cash flow growth
– Improved pro forma credit profile
• ETP becomes the second largest MLP
– Combined footprint with over 62,270 miles of pipelines and over 60 plants with 8.7 Bcf/d of gathering and processing throughput
– Operations in major high-growth oil and gas shales and basins, including Eagle Ford, Permian, Panhandle and Marcellus / Utica
• Regency benefits from size and strength of ETP’s diversified platform
– Improved access to capital and lower cost of capital
– Better potential for growth in a lower commodity price environment
ETE will be stronger and better positioned
for future strategic opportunities
ETP benefits from further diversified basin exposure, major presence in Marcellus / Utica basins, increased NGL volumes to Lone Star and greater gas volumes in its intrastate system
Regency steps into an investment grade balance sheet
and an attractive cost of capital

(1) Regency G&P segment included in pro forma ETP midstream segment
(2) Excludes Retail Marketing

Stable Fee Based Cash Flow Profile
(2)
Pro Forma
(1)
ETP BENEFITS FROM DIVERSIFICATION OF REGENCY MERGER
WHILE MAINTAINING ATTRACTIVE FEE BASED PROFILE
Fee based
~85-90%
Non-fee based
~10-15%
Fee based
~85-87%
Hedged
commodity
3%
Non-fee based
~10-12%
Midstream
13%
Interstate
23%
Crude /
Refined
products
20%
Retail
15%
Liquids Trans.
& Svcs.
12%
Intrastate
10%
Other
7%
Gathering &
Processing
56%
Transportation
14%
Contract
Services
13%
NGL Services
13%
Natural
resources
4%
Midstream
21%
Interstate
20%
Crude /
Refined
products
16%
Retail
12%
Liquids Trans.
& Svcs.
13%
Intrastate
9%
Other
6%
Contract
Services
3%
Fee based
75%
Hedged
commodity
15%
Non-fee based
10%
2014 Adjusted EBITDA by Segment

Cautionary Statement Regarding Forward-Looking Statements

This report includes “forward-looking” statements. Forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. Statements using words such as “anticipate,” “believe,” “intend,” “project,” “plan,” “expect,” “continue,” “estimate,” “goal,” “forecast,” “may” or similar expressions help identify forward-looking statements. ETP and Regency cannot give any assurance that expectations and projections about future events will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. These risks and uncertainties include the risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized. Additional risks include: the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the ability of ETP to successfully integrate Regency’s operations and employees and realize anticipated synergies and cost savings, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies, the ability to achieve revenue, DCF and EBITDA growth, and volatility in the price of oil, natural gas, and natural gas liquids. Actual results and outcomes may differ materially from those expressed in such forward-looking statements. These and other risks and uncertainties are discussed in more detail in filings made by ETP and Regency with the Securities and Exchange Commission (the “SEC”), which are available to the public. ETP and Regency undertake no obligation to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT REGARDING THE TRANSACTION CAREFULLY WHEN IT BECOMES AVAILABLE. These documents (when they become available), and any other documents filed by ETP or Regency with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of ETP or Regency at the following:

Energy Transfer Partners, L.P. 3738 Oak Lawn Ave. Dallas, TX 75219 Attention: Investor Relations Phone: 214-981-0700	Regency Energy Partners LP 2001 Bryan Street, Suite 3700 Dallas, TX 75201 Attention: Investor Relations Phone: 214-840-5477

Participants in the Solicitation

ETP, Regency and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the directors and executive officers of ETP is contained in ETP’s Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 27, 2014. Information regarding the directors and executive officers of Regency is contained in Regency’s Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 27, 2014. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger will be included in the proxy statement/prospectus.